EXHIBIT A

CERTIFICATE OF AMENDMENT

AMENDMENT TO ARTICLE FOURTH OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE FOURTH of the Amended and Restated Certificate of Incorporation of Akers Biosciences, Inc. is hereby amended and restated to read in its entirety as follows:

> "FOURTH Capitalization. The total number of shares of stock which the Corporation shall have the authority to issue is ninety-five million (95,000,000) shares, of which eighty million (80,000,000) shares shall be common stock, without par value ("Common Stock"), and fifteen million (15,000,000) shares shall be preferred stock, without par value ("Preferred Stock"). Each fractional share of Common Stock outstanding on the date hereof shall be combined into and reconstituted as one (1) share of Common Stock. No fractional shares shall be issued upon such combination and reconstitution. If a fractional interest in a share of Common Stock would, except for the provisions of the preceding sentence, be deliverable upon such combination ad reconstitution, in lieu of fractional shares, the Corporation shall pay an amount in cash equal to the fair market value of such fractional interest, as determined by the Corporation's Board of Directors, to each holder of shares of Common Stock to whom such fractional interest would have been deliverable."